# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Company, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001897663
Persons authorized to receive notices and communications: Brandi Kendall Vice President, PT Independence Energy Holdings LLC c/o, 175 Berkeley Street, Boston, Massachusetts (MA), 02116, 713-481-7782

## Reporting persons
- PT Independence Energy Holdings LLC (CIK 0001897663): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Liberty Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.
- Liberty Mutual Insurance Company: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.
- Liberty Mutual Group Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.
- LMHC Massachusetts Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.
- Liberty Mutual Holding Company Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 36,894,411; sole dispositive power 0; shared dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.
- Liberty Mutual Foundation Inc. (CIK 0002097698): type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 36,894,411; sole dispositive power 36,894,411; aggregate amount beneficially owned 36,894,411 (14.5% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 254,631,591 shares of Class A Common Stock of the Issuer outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Company
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 5 (this "Amendment") amends the statement on Schedule 13D originally filed by PT Independence Energy Holdings, Liberty Energy Holdings, LLC, Liberty Mutual Insurance Company, Liberty Mutual Group Inc., LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. (the "Original Reporting Persons") on December 17, 2021, as amended by that certain Amendment No. 1 to the Schedule 13D filed on September 14, 2022, as further amended by that certain Amendment No. 2 to the Schedule 13D, filed on May 17, 2024, as further amended by that certain Amendment No. 3 to the Schedule 13D, filed on August 9, 2024, and as further amended by that certain Amendment No. 4 to the Schedule 13D, filed on August 27, 2024 (as so amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to include Liberty Mutual Foundation Inc., a Massachusetts corporation ("Liberty Foundation"), as a reporting person (collectively with the Original Reporting Persons, the "Reporting Persons").

Each of Messrs. Vlad Barbalat, Damon P. Hart, James Michael MacPhee, Hamid Talal Mirza and Timothy Michael Sweeney and Mmes. Neeti Bhalla Johnson, Monica Caldas, Melanie Marie Foley, Julie Marie Haase and Ann T. Stanberry, is a director of Liberty Mutual Foundation Inc. The officers of Liberty Mutual Foundation Inc. are Messrs. Damon P. Hart and Vlad Barbalat and Mmes. Julie Marie Haase and Melanie Marie Foley.

The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.
Residence or business address: The prior response applies to all current Reporting Persons.
Present principal occupation or employment: The prior response applies to all current Reporting Persons. Item 2(c) is hereby amended to add: Liberty Foundation is principally engaged as a charitable foundation.
Criminal convictions in the last five years: The prior response applies to all current Reporting Persons.
Civil proceedings (securities laws) in the last five years: The prior response applies to all current Reporting Persons.
Citizenship: See Annex A.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of Item 4:

This amendment is being filed in connection with the transfer on December 18, 2025 of 36,813,628 shares of the Issuer's Class A Common Stock by Liberty Mutual Insurance Company to Liberty Mutual Foundation Inc., following the transfer on December 16, 2025 of such shares by PT Independence Energy Holdings LLC through Liberty Energy Holdings, LLC to Liberty Mutual Insurance Company. As a result, PT Independence Energy Holdings LLC no longer owns any shares of Class A Common Stock.

The Reporting Persons, other than PT Independence Energy Holdings LLC, may be deemed to beneficially own the shares of Class A Common Stock held by the other Reporting Persons, other than PT Independence Energy Holdings LLC, due to their common control. Liberty Foundation has no pecuniary interest in the shares of Class A Common Stock owned by the other Reporting Persons, and such other Reporting Persons have no pecuniary interest in the shares of Class A Common Stock owned by Liberty Foundation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

Liberty Foundation directly holds 36,813,628 shares of Class A Common Stock, and Liberty Energy Holdings LLC directly holds 80,783 shares of Class A Common Stock, including 39,665 shares held by the director designees of the Reporting Persons. The Reporting Persons, other than PT Independence Energy Holdings, LLC, may be deemed to be the beneficial owners of an aggregate of 36,894,411 shares of Class A Common Stock owned directly by Liberty Foundation and Liberty Energy Holdings LLC due to their common control.

The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 14.5% of the outstanding Class A Common Stock, on a combined total of 254,641,591 shares of Class A Common Stock of the Issuer outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2025. The foregoing total outstanding amount does not include shares of Class A Common Stock issued in connection with the Issuer's acquisition of Vital Energy, Inc. on December 15, 2025.

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Amendment and the information set forth in Item 6 below are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: See Item 4 above
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As described in Item 4, above, PT Independence Energy Holdings LLC no longer holds shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

In connection with the transfer described in Item 4 above, Liberty Foundation became a party to the Registration Rights Agreement with the Issuer, and acceded to the rights of PT Independence Energy Holdings LLC under the Specified Rights Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.

## Signatures
- PT Independence Energy Holdings LLC: /s/ Brandi Kendall, Brandi Kendall / Vice President (12/22/2025)
- Liberty Energy Holdings, LLC: /s/ Bevin Brown, Bevin Brown / Vice President (12/22/2025)
- Liberty Mutual Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (12/22/2025)
- Liberty Mutual Group Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (12/22/2025)
- LMHC Massachusetts Holdings Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (12/22/2025)
- Liberty Mutual Holding Company Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Vice President (12/22/2025)
- Liberty Mutual Foundation Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (12/22/2025)